Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING
RESULTS FOR THE SECOND QUARTER 2017

August 30, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, a diversified owner of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended June 30, 2017.

Recent Developments

•	Private placement

On August 29, 2017, the Company announced the closing of its previously announced sale of common shares of the Company to entities affiliated with its Chairman and Chief Executive Officer, Mr. George Economou ("Mr. Economou") for aggregate consideration of $100 million at a price of $2.75 per share (the "Private Placement"). The Company did not receive any cash proceeds from the Private Placement.

Mr. George Economou, the Company's Chairman and Chief Executive Officer, has agreed, either directly or through his affiliated entities, to refrain from re-selling for a six month period any common shares of the Company acquired by him in the Private Placement and previously announced Rights Offering; and the Company has agreed not to conduct any equity offerings until after December 31, 2017, without the prior approval of the majority of its unaffiliated shareholders.

•	Heidmar acquisition

As of August 29, 2017, following the closing of the Private Placement, the Company owns 49% of Heidmar Holdings LLC("Heidmar") pursuant to a joint venture with Morgan Stanley. Heidmar is one of the largest independent tanker pool operators worldwide, commercially managing about 100 vessels.

•	Termination of Participation Rights

As of August 29, 2017, following the closing of the Private Placement, the Deed of Participation Rights with Mountain Investments Inc., an entity affiliated with the Company's Chairman and CEO Mr. George Economou, has been terminated.

•	Credit Facility with Sierra Investments Inc.

As of August 29, 2017, following the closing of the Private Placement, the balance of the Company's credit facility with Sierra Investments Inc. (the "Sierra Credit Facility"), an entity affiliated with the Company's Chairman and CEO, Mr. George Economou, stands at $173 million.

Following the outcome of the previously announced Rights Offering and determination of the number of shares to be purchased pursuant to the backstop agreement with Sierra Investments Inc. relating to the previously announced Rights Offering, the Sierra Credit Facility will be refinanced with a new loan facility secured by assets, with a loan to value ratio of 50%, a tenor of 5 years, no amortization and the margin over LIBOR will be decreased to 4.5%. No arrangement fees or otherwise, will be charged in connection with the refinancing.

•	Retirement of Series D Preferred Shares

As of August 29, 2017, pursuant to the closing of the Private Placement, the Series D Preferred Shares held by Sifnos Shareholders Inc., an entity affiliated with the Company's Chairman and CEO Mr. George Economou have been retired.

•	Fleet Renewal Status

Since November 2016, the Company has raised approximately $688 million of equity that has been deployed to acquire modern vessels in multiple segments in order to take advantage of historically low vessel values and renew and diversify the Company's aging fleet.

In aggregate, the Company entered into agreements to acquire 17 vessels, of which 12 are with unaffiliated third parties, with an average age of two years for a total cost (book value basis) of approximately $772.4 million, of which $606.2 million has been advanced as of this date.

During the last few months the Company has successfully taken delivery of 14 vessels that are now starting to generate revenue.

As a result of the successful execution of its fleet renewal program and in connection with the private placement and other transactions previously announced on August 11, 2017, the Company terminated the $226.4 million common stock purchase agreement, dated April 3, 2017, by and between the Company and Kalani Investments Limited, a company organized and existing under the laws of the British Virgin Islands.

Mr. George Economou, the Chairman and CEO of Dryships, commented:

"We are pleased to complete another step in the transformation of DryShips. Going forward, DryShips can look to the future with optimism given its strong balance sheet and young and diversified fleet being in prime position to take advantage of any recovery in the underlying shipping markets it operates in."

All of the related party transactions referred to herein have been approved by the independent members of the Company's board of directors pursuant to arms-length negotiations and deliberations, including the rendering of third party fairness opinions and/or third party broker valuations.

Updated Key Information as of August 30, 2017

-	Cash and cash equivalents: approximately $77.2 million (or $1.14 per share)

-	Book value of vessels, including advances: approximately $668.0 million (or $9.84 per share)

-	Debt outstanding balance: approximately $210.5 million

-	Number of Shares Outstanding: 67,911,072

Litigation Update

Various complaints have been filed in the Marshall Islands and the United States alleging various violations by DryShips and/or two of its officers in connection with the securities laws of the United States and the laws of the Republic of the Marshall Islands requesting differing amounts of damages that in some instances have not yet been quantified. DryShips and its management believe these complaints are without merit and intend to vigorously defend themselves against these allegations.

Other Events

The Company has also received a subpoena from the Securities and Exchange Commission ("SEC") requesting certain documents and information from the Company in connection with offerings made by the Company between June 2016 and July 2017. The Company is providing the requested information to the SEC.

Fleet List

The table below describes the Company's fleet as of August 30, 2017, including vessels the Company has agreed to acquire:

	Year Built	DWT	Gross rate Per day	Redeliver Earliest	Latest
Drybulk fleet

Panamax:
Bargara	2002	74,832	Spot	N/A	N/A
Capitola	2001	74,816	Spot	N/A	N/A
Catalina	2005	74,432	Spot	N/A	N/A
Ecola	2001	73,391	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Maganari	2001	75,941	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Marbella	2000	72,561	Spot	N/A	N/A
Mendocino	2002	76,623	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Raraka	2012	76,037	Spot	N/A	N/A
Redondo	2000	74,716	Spot	N/A	N/A

Newcastlemax:
Bacon	2013	205,170	T/C Index Linked	Aug-18	Jan-19
Judd	2015	205,796	$9,350	Dec-17	Apr-18
Marini	2014	205,854	$19,400	Feb-18	May-18
Morandi	2013	205,854	T/C Index Linked	Feb-18	May-18

Kamsarmax:
Castellani	2014	82,129	Spot	N/A	N/A
Kelly	2017	81,300	Spot	N/A	N/A
Matisse	2014	81,128	Spot	N/A	N/A
Nasaka	2014	81,918	Spot	N/A	N/A
Valadon	2014	81,198	Spot	N/A	N/A

Tanker fleet

Very Large Crude Carrier:
Shiraga	2011	320,105	Spot	N/A	N/A

Suezmax:
Samsara	2017	159,855	Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,293	Spot	N/A	N/A
Stamos	2012	115,666	Spot	N/A	N/A

Gas Carrier fleet

Very Large Gas Carriers:
Anderida	2017	51,850	$30,000	Jun.-22	Jun.-25
Aisling (1)	2017	51,850	$30,000	Sep.-22	Sep.-25
Mont Fort (1)	2017	51,850	$28,833	Oct.-27	Oct.-27
Mont Gele (1)	2017	51,850	$28,833	Dec.-27	Dec.-27

(1) Expected to be delivered in September 2017, October 2017, December 2017, respectively.

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,401	Laid up	N/A	N/A
Jacaranda	2012	1,360	Laid up	N/A	N/A
Emblem	2012	1,363	Laid up	N/A	N/A
Jubilee	2012	1,317	Laid up	N/A	N/A

Drybulk Carrier Segment Summary Operating Data (unaudited)
(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017
Average number of vessels(1)	20.0	15.5	21.5	14.3
Total voyage days for vessels(2)	1,737	1,410	3,830	2,580
Total calendar days for vessels(3)	1,820	1,410	3,913	2,580
Fleet utilization(4)	95.4%	100.0%	97.9%	100.0%
Time charter equivalent(5)	$3,392	$6,985	$3,166	$6,365
Vessel operating expenses (daily)(6)	$4,798	$6,320	$4,808	$5,787

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017
Average number of vessels(1)	-	1.9	-	1.0
Total voyage days for vessels(2)	-	175	-	175
Total calendar days for vessels(3)	-	175	-	175
Fleet utilization(4)	-	100.0%	-	100.0%
Time charter equivalent(5)	-	$10,057	-	$10,057
Vessel operating expenses (daily)(6)	-	$17,720	-	$17,848

(1) Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in the Company's possession for the relevant period net of dry-docking and laid-up days.

(3) Calendar days are the total number of days the vessels were in the Company's possession for the relevant period including dry-docking days and laid-up days.

(4) Fleet utilization is the percentage of time that the Company's vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company's vessels, the most directly comparable U.S. GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017
Voyage revenues	$6,772	$12,225	$15,223	$20,713
Voyage expenses	(880)	(2,376)	(3,099)	(4,292)
Time charter equivalent revenues	$5,892	$9,849	$12,124	$16,421
Total voyage days for fleet	1,737	1,410	3,830	2,580
Time charter equivalent TCE	$3,392	$6,985	$3,166	$6,365

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017
Voyage revenues	$-	$3,606	$-	$3,606
Voyage expenses	-	(1,846)	-	(1,846)
Time charter equivalent revenues	$-	$1,760	$-	$1,760
Total voyage days for fleet	-	175	-	175
Time charter equivalent TCE	$-	$10,057	$-	$10,057

DryShips Inc.

Financial Statements
Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

REVENUES:
Voyage revenues	$15,752	$16,381	$30,198	$28,189
	15,752	16,381	30,198	28,189

EXPENSES:
Voyage expenses	1,077	4,395	3,998	6,629
Vessel operating expenses	12,725	15,265	27,513	23,234
Depreciation and amortization	861	2,290	1,723	3,102
Vessels impairment, loss on sales and other	2,575	300	45,945	300
General and administrative expenses	8,133	7,082	18,023	15,795
Other, net	756	267	(761)	440

Operating loss	(10,375)	(13,218)	(66,243)	(21,311)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(2,051)	(2,270)	(5,346)	(4,709)
Other, net	(942)	(156)	(2,880)	(331)
Total other expenses, net	(2,993)	(2,426)	(8,226)	(5,040)

Net loss	(13,368)	(15,644)	(74,469)	(26,351)

Equity in earnings/(losses) of Ocean Rig	4,260	-	(41,454)	-

Net loss attributable to DryShips Inc.	$(9,108)	$(15,644)	$(115,923)	$(26,351)

Net loss attributable to DryShips Inc. common stockholders	(9,164)	(15,644)	(115,979)	(26,351)
Loss per common share, basic and diluted (1)	$(160,771.93)	$(37.12)	$(2,038,822.14)	$(108.25)
Weighted average number of shares, basic and diluted (1)	57	421,418	57	243,433

(1) Share and per share data give effect to a cumulative 1-for-11,760,000 reverse stock split between March 11, 2016 and July 21, 2017.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets
(Expressed in Thousands of U.S. Dollars)	December 31, 2016	June 30, 2017

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$76,774	$119,184
Other current and non-current assets	21,406	43,430
Advances for vessels under construction and acquisitions	-	60,824
Vessels, net	95,550	516,629
Total assets	193,730	740,067

LIABILITIES AND STOCKHOLDERS' EQUITY

Total debt	133,428	231,830
Total other liabilities	10,528	13,100
Total stockholders' equity	49,774	495,137
Total liabilities and stockholders' equity	$193,730	$740,067

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel and investment impairments and certain other non-cash items as described below and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company's lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Six Months Ended June 30, 2016	Six Months Ended June 30, 2017

Net loss attributable to Dryships Inc	$(9,108)	$(15,644)	$(115,923)	$(26,351)

Add: Net interest expense	2,051	2,270	5,346	4,709
Add: Depreciation and amortization	861	2,290	1,723	3,102
Add: Dry-dockings and class survey costs	150	-	167	-
Add: Impairments losses on sales and other	2,575	300	45,945	300
Add: Income taxes	19	11	19	20
Add: Loss on interest rate swaps	152	-	709	-
Add: Equity in (earnings)/losses of affiliate	(4,260)	-	41,454	-
Adjusted EBITDA	$(7,560)	$(10,773)	$(20,560)	$(18,220)

About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers, 3 of which are expected to be delivered in September, October and December of 2017; and (viii) 6 offshore support vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F, as amended.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com